Exhibit 99.1

FOR IMMEDIATE RELEASE

DRAGONWAVE INC. TO ANNOUNCE THIRD QUARTER FISCAL YEAR 2012 RESULTS ON JANUARY 11, 2012

Ottawa, Ontario, 12/13/11 — DragonWave Inc. (TSX: DWI; NASDAQ: DRWI) a leading global supplier of packet microwave radio systems for mobile and access networks, today announced that it will report its third quarter fiscal year 2012 results after the close of markets in North America on January 11, 2012.  The company will discuss the results on a conference call and webcast on January 12, 2012 beginning at 8:30 a.m. Eastern Time.

Webcast and Conference Call Details:

Toll-free North America Dial-in: (866) 393-0571

International Dial-in: (760) 536-8545

The live webcast and presentation slides will be available at:

http://investor.dragonwaveinc.com/events.cfm.

An archive of the webcast will be available at the same link.

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s products is wireless network backhaul.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

DragonWave® is a registered trademark of DragonWave Inc.

Investor Contact:	Media Contact:
John Lawlor VP, Investor Relations DragonWave Inc. jlawlor@dragonwaveinc.com Tel: 613-895-7000	Nadine Kittle Marketing Communications DragonWave Inc. nkittle@dragonwaveinc.com Tel: 613-599-9991 ext 2262